Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2013 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2012 filed on April 22, 2013, with the Securities and Exchange Commission as part of the Company’s annual report on form 20-F for the year ended December 31, 2012.

Unless indicated otherwise by the context, all references below to:

•	“we”, “us”, “our”, “Radcom”, or the “Company” are to Radcom Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars; and

•	“NIS” or “shekel” are to New Israeli Shekels.

Overview

We provide innovative service assurance and customer experience monitoring solutions for communications service providers and equipment vendors. We specialize in solutions for next-generation networks, both wireless and wire line. Our comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer Quality of experience. Our products facilitate network and service performance analysis, troubleshooting calls and sessions and pre-mediation with an OSS/BSS.

Financial Highlights

Total revenues in the first six months of 2013 increased by 32% to $10.0 million from $7.6 million in the first six months of 2012. The increase reflects the Company’s strong execution of its backlog and continued momentum in the emerging markets of Latin America and Asia.

Operating Loss for the first six months of 2013 was $0.3 million, compared to a loss of $3.5 million for the same period of 2012. The decrease in the operating loss is explained by a combination of growth in the revenues and decrease in the operating expenses as a result of cost cutting measures taken by the Company.

Net Loss for the first six months of 2013 was $0.4 million, or $(0.06) per share, compared to a loss of $3.8 million, or ($0.6) per share, in the same period last year.

Cash and cash equivalents were approximately $1.3 million as of June 30, 2013, compared to $1.5 million as of December 31, 2012 (excluding restricted cash of approximately $1.7 million and $1.4 million as of June 30, 2013 and December 30, 2012, respectively).

Shareholders' equity increased to $8.1 million as of June 30, 2013, compared to $5.0 million as of December 31, 2012, mainly as a result of a PIPE transaction (detailed below).

Recent Major Developments

On April 23, 2013 the company signed a definitive agreement with investors regarding a $3.5 million private placement transaction (PIPE). Investors in the PIPE transaction included both existing and new investors. As of June 30, 2013 all funds were received.

	Six months periods Ended June 30, (U.S. dollars in thousands) UNAUDITED		% Change 2012 vs. 2011
	2013	2012
Revenues:
Products	$8,733	$6,259	40%
Services	1,283	1,343	(4)%
	10,016	7,602	32%
Cost of Products	3,173	2,841	12%
Cost of services	143	195	(27)%
	3,316	3,036	9%
Gross Profit	6,700	4,566	47%
Research and Development	2,871	3,071	(7)%
Less royalty-bearing participation	669	730	(8)%
Research and Development, net	2,202	2,341	(6)%
Selling and Marketing, net	3,790	4,763	(20)%
General and Administrative	978	1,011	(3)%
Total Operating Expenses	6,970	8,115	(14)%
Operating Loss	(270)	(3,549)	(92)%
Financial Expenses, net	(120)	(175)	(31)%
Loss before Taxes on Income	(390)	(3,724)	(90)%
Taxes on Income	-	(120)
Net Loss	$(390)	$(3,844)	(90)%

Revenues.  Total revenues in the first six months of 2013 increased by 32% to $10.0 million from $7.6 million in the first six months of 2012.  Revenues from Products increased by 40% to $8.7 million in the first six months of 2013 from $6.3 million in the first six months of 2012, reflecting the Company’s strong execution of its backlog and continued momentum in the emerging markets of Latin America and Asia. Revenues from warranty were at a similar level to the first six months of 2012.

Cost of sales.  Our cost of sales increased by 9% to $3.3 million in the first six months of 2013 from $3.0 million in the first six months of 2012. Cost of sales from products increased by 12% to $3.2 million in the first six months of 2013 from $2.8 million in the first six months of 2012, reflecting the increase in sales offset by a decrease in both the variable and the fixed costs.  Cost of sales from warranty decreased by 27% to $143,000 in the first six months of 2013 from $195,000 in the first six months of 2013. Gross margin increased to 67% in the first six months of 2013 from 60% in the first six months of 2012, reflecting higher margins and lower fixed costs.

Research and Development  Research and development expenses decreased by 7% to $2.9 million in the first six months of 2013 from $3.1 million in the first six months of 2012, mainly due to a decrease in the number of employees and sub-contractors expenses.

Selling and Marketing, net.  Selling and Marketing expenses decreased by 20% to $3.8 million in the first six months of 2013 from $4.8 million in the first six months of 2012, due to the decrease in the number of employees and reduction of the expenses in our offices abroad.

General and Administrative.  General and administrative expenses for the first six months of 2013 were at substantially the same level as the first six months of 2012.

Financial Expenses, Net.  Financial Expenses, net decreased by 31% to $120,000 in the first six months of 2013 from $175,000 in the first six months of 2012, mainly due to exchange rate differences.

Taxes on income. During the first six months of 2012 we recorded tax expenses of $120,000, reflecting withholding taxes that were due on payments from certain customers in Central America

LIQUIDITY AND CAPITAL RESOURCES

In the past few years, we financed our operations through cash generated by operations, private equity investments, short-term loans and credit facilities.

Recent Financing Activities

On April 23, 2013, the Company entered into a share purchase agreement (the “Purchase Agreement”) with several investors relating to a private placement transaction (the “2013 PIPE”). Pursuant to the terms of the Purchase Agreement, the Company issued 1,239,639 ordinary shares to investors at a purchase price of $2.79 per ordinary share. Certain existing shareholders participated in the 2013 PIPE, including Mr. Zohar Zisapel, our chairman, who entered into the Purchase Agreement through two Israeli entities wholly owned by him. Mr. Zisapel’s participation in the transaction through the entities wholly owned by him required our shareholders’ approval, which was obtained on June 30, 2013. The Company also issued to the investors warrants to purchase one ordinary share for every three ordinary shares purchased by them (a total of 413,213 shares), for an exercise price of $ 3.49 per ordinary share. The warrants are exercisable for three years from the closing of the Purchase Agreement. As of June 30, 2013, no warrants had been exercised.

Working Capital and Cash Flows

As of June 30, 2013, we had approximately $1.3 million in cash and cash equivalents, compared to $1.5 million in cash and cash equivalents as of December 31, 2012 (excluding restricted cash of approximately $1.7 million and $1.4 million as of June 30, 2013 and December 30, 2012, respectively).

In September 2012, we obtained a credit facility from the First International Bank of Israel in the amount of $1.5 million. Under this facility, as of June 30, 2013, we had an outstanding short term loan of $750,000 compared to $1.5 million as of December 31, 2012.

Net cash used in operating activities was approximately $1.5 million in the first six months of 2013 compared to $0.8 million net cash provided by operating activities in the first six months of 2012. The negative net cash flow in the first six months of 2013 was primarily due to increase of approximately $2.2 million in trade receivable and decrease of $0.7 million in trade payables. This was partially offset by a decrease of $1 million in inventories and an increase of $0.5 million in deferred revenue and advances from customers. The negative net cash flow in the first six months of 2012 was primarily due to a net loss of approximately $3.8 million and decrease of $0.9 million in trade payables. This was partially offset by a decrease of $1.9 million in trade receivables, increase of $1.7 million in deferred revenue and advances from customers and a decrease of $0.4 million in inventories.

Net cash used in investing activities was approximately $0.3 million in the first six months of 2013 compared to $0.8 million in the first six months of 2012. In the first six months of 2013 and 2012 we invested in short term restricted deposits which were required in order to secure bonds provided to certain customers, in the amounts of $0.3 million and $0.7 million, respectively.

Net cash provided by financing activities was approximately $1.7 million in the first six months of 2013 compared to $41,000 in the first six months of 2012 mainly due to proceeds from issuance of ordinary shares as part of the 2013 PIPE, partially offset by repayment of short term credit line and a short term loan received from a major shareholder.

CERTAIN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

RISK FACTORS

Except as detailed below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012,.

As a result of the 2013 PIPE, our shareholders’ equity increased and as of June 30, 2013 we were in compliance with the covenants contained in our credit facility with the First International Bank of Israel. According to the covenant requirement, our shareholders’ equity must be at least 32% of our total assets, as reflected in our reported financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2012.

LEGAL PROCEEDINGS

Not applicable.